

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2016

<u>Via E-mail</u>
Joseph R. Tomkinson
Chief Executive Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612

> **Re: Impac Mortgage Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2016**
> **File No. 333-215199**

Dear Mr. Tomkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Katherine Blair, Esq. (*via e-mail*)